Filed Pursuant to Rule 424(b)(2)
Registration No. 333-226200

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, nor do they it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 13, 2020

Preliminary Prospectus Supplement To Prospectus dated November 19, 2018

United Mexican States

€             % Global Notes due 2030

€     2.875% Global Notes due 2039

The            % Global Notes due 2030 (the “2030 notes”) will mature on            , 2030. The 2.875% Global Notes due 2039 (the “2039 notes”) will mature on April 8, 2039. We refer to the 2030 notes and the 2039 notes collectively as the “notes.” Mexico will pay interest on the 2030 notes on January            of each year, commencing January            , 2021. Mexico will pay interest on the 2039 notes on April 8 of each year, commencing on April 8, 2020. Mexico may redeem the notes, in whole or in part, before maturity on the terms described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2030 notes and the offering of the 2039 notes, each pursuant to this prospectus supplement, are not contingent upon one another.

The 2039 notes will be consolidated and form a single series with, and be fungible with, the outstanding €1,000,000,000 2.875% Global Notes due 2039 (ISIN XS1974394758, Common Code 197439475) previously issued by Mexico.

The notes will be issued under an indenture, and each of the 2030 notes and the 2039 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 16 of the accompanying prospectus dated November 19, 2018, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

The outstanding 2039 notes have been listed on the Luxembourg Stock Exchange. Application will be made to list the 2030 notes and the new 2039 notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per 2030 note		%		%		%
Total for 2030 notes	€		€		€
Per 2039 note		%		%		%
Total for 2039 notes	€		€		€

(1)

Plus accrued interest for the 2039 notes totaling €            , or €            per €1,000 principal amount of the 2039 notes, from April 8, 2019 to, but not including January            , 2020, the date Mexico expects to deliver the notes offered by this prospectus supplement, and, for the 2030 notes and the 2039 notes, any additional interest to the date of delivery, if later.

The notes will be ready for delivery in book-entry form only through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about January            , 2020.

Joint Bookrunners

Barclays	BNP PARIBAS	BofA Securities	Deutsche Bank

January     , 2020

Prospectus Supplement

Prospectus

About this Prospectus	1
Forward-Looking Statements	1
Data Dissemination	2
Use of Proceeds	2
Risk Factors	3
Description of the Securities	6
Taxation	26
Plan of Distribution	33
Official Statements	41
Validity of the Securities	43
Authorized Representative	44
Where You Can Find More Information	44
Glossary	46

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated November 19, 2018, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the accompanying prospectus.

In connection with the issue of the notes, BNP Paribas (the “Stabilizing Manager”) (or persons acting on behalf of the Stabilizing Manager) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. There is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may cease at any time but must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or overallotment must be conducted by the Stabilizing Manager (or persons acting on behalf of any Stabilizing Manager) in accordance with all applicable laws and rules.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MIFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately €            , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €            . Mexico intends to apply the net proceeds of the offering of the notes to redeem in full or in part its outstanding 2.375% Global Notes due 2021 (the “2021 notes”) and for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the underwriters shall have any responsibility for the application of the net proceeds of the notes. The outstanding principal amount of the 2021 notes, which are scheduled to mature in April 2021, is approximately €1,000,000,000, and Mexico plans to give a notice of redemption pursuant to the provisions of the 2021 notes promptly following the pricing of the offering of the notes.

RISK FACTORS

The following risk factor supplements the information contained under “Risk Factors” in the accompanying prospectus. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness is currently rated investment grade by the three leading rating agencies. Fitch downgraded Mexico’s debt rating on June 5, 2019. In addition, on June 5, 2019 Moody’s changed its outlook from stable to negative. S&P has had a negative outlook since March 1, 2019.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies have recently downgraded PEMEX’s credit ratings and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

Changes in the interest rate environment could adversely impact the trading price of the notes.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the notes, the price of the notes will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the notes. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	For the 2030 notes: € For the 2039 notes: €

Issue Price	For the 2030 notes: %, plus accrued interest, if any, from January , 2020 For the 2039 notes: 2.875%, plus accrued interest from April 8, 2019

Issue Date	January , 2020

Maturity Date	For the 2030 notes: January , 2030 For the 2039 notes: April 8, 2039

Specified Currency	Euro (€)

Authorized Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Fungibility	The 2039 notes will be consolidated and form a single series with, and be fungible with, the outstanding €1,000,000,000 2.875% Global Notes due 2039 (ISIN XS1974394758, Common Code 197439475) previously issued by Mexico.

Form

Registered; Book-Entry

Each series of the notes will be represented by a single global note, without interest coupons, in registered form, to be deposited on or about the issue date with Deutsche Bank AG, London Branch. Deutsche Bank AG, London Branch will serve as common depositary for Euroclear and Clearstream, Luxembourg.

Interest Rate	For the 2030 notes: % per annum, accruing from January , 2020 For the 2039 notes: 2.875% per annum, accruing from April 8, 2019

Interest Payment Date	For the 2030 notes: Annually on January of each year, commencing on January , 2021 For the 2039 notes: Annually on April 8 of each year, commencing on April 8, 2020

Regular Record Date	For the 2030 notes: January of each year For the 2039 notes: April 7 of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption

With respect to the 2030 notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to October            , 2029 (three months prior to the maturity date of the 2030 notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after October            , 2029 (three months prior to the maturity date of the 2030 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

With respect to the 2039 notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption.

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined below) plus (a) in the case of the 2030 notes,            basis points, or (b) in the case of the 2039 notes, 40 basis points, over (ii) the principal amount of such notes.

“Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Benchmark Issue (as defined below), assuming a price for the Comparable Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Benchmark Price (as defined below) for such redemption date.

“Comparable Benchmark Issue” means the Bundesanleihe security or securities (Bund) of the German Government selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Dealers (as defined below) appointed by Mexico.

“Comparable Benchmark Price” means, with respect to any redemption date, (i) the average of the Reference Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means (a) with respect to the 2030 notes, each of Barclays Bank PLC, BNP Paribas, Deutsche Bank AG, London Branch and Merrill Lynch International or their affiliates which are dealers of Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; and (b) with respect to the 2039 notes, each of Deutsche Bank AG, London Branch, J.P. Morgan Securities plc, Banco Santander, S.A. and UBS AG London Branch or their affiliates which are dealers of Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; provided that if any of the foregoing shall cease to be a dealer of Bund of the German Government, Mexico will substitute therefor another dealer of Bund of the German Government.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and ask prices for the Comparable Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., Frankfurt, Germany time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Stabilizing Manager	BNP Paribas

Listing	The outstanding 2039 notes have been listed on the Luxembourg Stock Exchange. Application will be made to list the 2030 notes and the new 2039 on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes.

Securities Codes

ISIN:	For the 2030 notes: For the 2039 notes: XS1974394758

Common Code:	For the 2030 notes: For the 2039 notes: 197439475

Trustee, Principal Paying Agent, Transfer Agent, Registrar, Authenticating Agent and Exchange Rate Agent	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus.

Taxation

Mexico expects that the 2039 notes will be issued in a “qualified reopening” for U.S. federal income tax purposes and, accordingly, the 2039 notes will be fungible with the €1,000,000,000 2.875% Global Notes due 2039 previously issued by Mexico. The 2039 notes issued pursuant to this offering generally will be treated as having premium. For further information, see the discussion set forth under the heading “Taxation—United States Federal Taxation” in this preliminary prospectus supplement.

Payments of principal or interest under the 2030 notes and the 2039 notes made to holders of such notes that are non-resident of Mexico will not be subject to Mexican withholding taxes.

Further Issues	Mexico may from time to time, without the consent of holders of the 2030 notes or the 2039 notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional 2030 notes or 2039 notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional 2030 notes or 2039 notes issued in this manner will be consolidated with, and will form a single series with, any other outstanding notes of such series.

Payment of Principal and Interest

Principal of and interest on the notes, except as described below, will be payable by Mexico to the Paying Agent in euro. Holders of the notes will not have the option to elect to receive payments in U.S. dollars.

If Mexico determines that euro are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agency Agreement between Mexico and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 19 of the accompanying prospectus dated November 19, 2018.

Conflicts of Interest	As described in the “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of an underwriter may be a holder of certain of the 2021 notes of Mexico and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

Stabilization	In connection with issues of notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2030 Notes

The 2030 notes will:

•	be issued on or about January , 2020 in an aggregate principal amount of € ;

•	mature on January , 2030;

•

bear interest at a rate of             % per year, accruing from January             , 2020 and ending on the maturity date. Interest on the notes will be payable annually on January             of each year, commencing on January             , 2021;

•	pay interest to the persons in whose names the notes are registered at the close of business on January preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•

be registered in the name of the common depositary of Deutsche Bank AG, London Branch, as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to October             , 2029 (three months prior to the maturity date of the 2030 notes), the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption, or (b) if redeemed on or after October             , 2029 (three months prior to the maturity date of the 2030 notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Terms of the 2039 Notes

The 2039 notes will:

•	be issued on or about January , 2020 in an aggregate principal amount of € ;

•	mature on April 8, 2039;

•

bear interest at a rate of 2.875% per year, accruing from April 8, 2019 and ending on the maturity date. Interest on the notes will be payable annually on April 8 of each year, commencing on April 8, 2020;

•	pay interest to the persons in whose names the notes are registered at the close of business on April 7 preceding each payment date;

•	be consolidated and form a single series with, and be fungible with, the outstanding €1,000,000,000 2.875% Global Notes due 2039 (ISIN XS1974394758, Common Code 197439475) previously issued by Mexico;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•

be registered in the name of the common depositary of Deutsche Bank AG, London Branch, as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg;

•

be redeemable before maturity at the option of Mexico, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

For more information, see “Description of the Securities—Debt Securities” in the accompanying prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2018 (the 2018 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2018 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	60	46.9	259	51.8
National Action Party	24	18.8	78	15.6
Institutional Revolutionary Party	14	10.9	47	9.4
Citizen Movement Party	9	7.0	28	5.6
Labor Party	6	4.7	34	6.8
Ecological Green Party of Mexico	7	5.5	13	2.6
Social Encounter Party	4	3.1	26	5.2
Democratic Revolution Party	3	2.3	11	2.2
Unaffiliated	1	0.8	4	0.8
Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of January 3, 2020. Individual members of Congress may change party affiliations.

Source: Senate and Chamber of Deputies.

On November 19, 2019, the Government published the Ley Federal de Austeridad Republicana (Federal Republican Austerity Law) in the Diario Oficial de la Federación (Official Gazette). The law establishes a series of measures to govern the expenditure of public resources, reduce conflicts of interest among public servants, prevent misuse of privileged information by public servants and regulate the creation and use of public trusts to prevent them from being misused.

On December 5, 2019, the Senado de la República (Senate) appointed Ana Margarita Ríos-Farjat, former head of the Servicio de Administración Tributaria (Tax Administration Service, or SAT) as Ministro (Justice) of the Suprema Corte de Justicia de la Nación (Supreme Court).

Criminal Justice

On November 8, 2019, reforms to the Ley Federal Contra la Delincuencia Organizada (Federal Law Against Organized Crime), the Ley de Seguridad Nacional (National Security Law), the Código Nacional de Procedimientos Penales (National Criminal Procedure Code), the Código Fiscal de la Federación (Federal Fiscal Code) and the Código Penal Federal (Federal Criminal Code) were published in the Official Gazette. As a result of these reforms, under certain conditions, specific tax offenses: (i) equate to organized crime; (ii) merit pretrial detention ex officio; (iii) are no longer eligible for conditional suspension; and (iv) are no longer eligible for reparatory agreements. These reforms are intended to prevent, prosecute and more severely punish tax evasion and money laundering.

Anti-Corruption

On November 14, 2019, the Instituto Nacional de Estadística y Geografía (INEGI) approved the creation of a Comité Técnico Especializado de Información Sobre la Corrupción (Specialized Technical Committee on Information About Corruption). This committee is intended to generate accurate and reliable information regarding Mexico’s institutional capacities to: (i) understand and combat corruption; (ii) make decisions based on effective, concrete and verifiable evidence; (iii) promote the use and knowledge of information produced by INEGI; and (iv) coordinate the generation, integration and dissemination of indicators to monitor and evaluate public policies.

On December 9, 2019, the Government announced Mexico’s intended adherence to the Principios de Transparencia para la Divulgación del Beneficiario Final (Principles of Transparency for the Disclosure of Final Beneficiaries). Mexico will become one of seven countries that comprise the Grupo de Liderazgo Sobre Transparencia de Beneficiario Final (Beneficial Ownership Leadership Group, or BOLG). By adhering to these principles, the members of BOLG are committed to promoting the publication of data on final beneficiaries, which will (i) help prevent the use of companies or certain legal and financial instruments to further acts of corruption; (ii) expedite investigations of corruption; and (iii) prevent and combat money laundering and terrorist financing. The Government announced that Mexico intends to have a public registry of final beneficiaries by no later than 2023.

Foreign Affairs, International Organizations and International Economic Cooperation

In connection with the commitments undertaken by signing the United States-Mexico-Canada Trade Agreement (USMCA) and the ratification of the International Labor Organization Convention 98, on May 1, 2019, the Government reformed the Ley Federal del Trabajo (Federal Labor Law) with the aim to end discrimination and workplace harassment, ensure workers’ rights to vote for union representation and contracts, promote more representative and transparent procedures for the negotiation of collective bargaining agreements and provide effective judicial protections for workers. On November 7, 2019, the Government published the International Labor Organization Convention 98 in the Official Gazette; the decree took effect on November 23, 2019.

Internal Security

On May 27, 2019, the Government enacted the Ley de la Guardia Nacional (National Guard Law), the Ley Nacional Sobre el Uso de la Fuerza (National Law on the Use of Force) and the Ley Nacional del Registro de Detenciones (National Law of the Detentions Registry), with the aim of ensuring peace and improving citizens’ quality of life through changes in education, healthcare, social welfare, human rights protections and counter-narcotics efforts, among others. On November 22, 2019, the Government published the Lineamientos Para el Funcionamiento, Operación y Conservación del Registro Nacional de Detenciones (Guidelines for the Function, Operation and Conservation of the National Detentions Registry) in the Official Gazette; the Guidelines went into effect on November 23, 2019.

On July 8, 2019, the Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública (Executive Secretariat of the National Public Security System) published the Modelo Nacional de Policía y Justicia Cívica (National Police and Civic Justice Model). The Model aims to: (i) strengthen municipal and state police forces; (ii) promote effective communication between these police forces and both the Guardia Nacional (National Guard) and the offices of the Attorney General; and (iii) prevent and reduce the incidence of crime, in order to improve public perceptions of security and increase trust in public safety institutions. In addition, the Model calls for an adequate and sustainable financing system that gives professional police forces competitive salaries and sufficient equipment and infrastructure.

The governments of the United States and Mexico continued to maintain the Grupo de Alto Nivel de Seguridad México-Estados Unidos (US-Mexico High Level Security Group, or GANSEG), which aims to combat organized and cross-border crime. On November 21, 2019, the government of Mexico presented to GANSEG’s arms trafficking division a draft bilateral agreement with the United States to combat illicit arms trafficking. The proposed agreement would, among other things, institutionalize the exchange of information between the United States and Mexico, establish a bilateral legal framework to prosecute illicit arms trafficking and use technology to impede access to weapons at all cross-border checkpoints beginning with the following five strategic inspection sites: San Diego-Tijuana, El Paso-Ciudad Juárez, Laredo-Nuevo Laredo, McAllen-Ciudad Reynosa and Brownsville-Matamoros.

On December 9, 2019, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs), the Secretaría de Seguridad y Protección Ciudadana (Ministry of Citizen Security and Protection), the Fiscalía General de la República (Attorney General’s Office) and representatives of certain countries of the European Union, with the support of the Delegación de la Unión Europea en México (European Union Delegation in Mexico), agreed to initiate a collaborative process on matters of security in order to: (i) curb the illicit flow of weapons; and (ii) explore cooperation mechanisms for the exchange of information.

Environment

On September 16, 2019, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) announced that Mexico had achieved a 99% reduction in the consumption of ozone-depleting substances (ODS). Currently, only hydrochlorofluorocarbons are consumed in Mexico. By the end of 2018, a 72% reduction in the consumption of hydrochlorofluorocarbons was recorded, which was double the goal of a 35% reduction for that year.

In connection with the international commitments undertaken with respect to the Paris Agreement, the Government published the preliminary bases of the Programa de Prueba del Sistema de Comercio de Emisiones (Pilot Program for the Emissions Trading System) in the Official Gazette on October 1, 2019. The Pilot Program will begin on January 1, 2020 and continue for three years. It will regulate companies in the energy and industrial sectors, including, among others, electricity generation; cement, iron and steel production; and refinement.

THE ECONOMY

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(3)

	Third quarter (annualized)(2)
	2018(1)		2019(1)
GDP	Ps.	18,342.0	Ps.	18,350.8
Add: Imports of goods and services		6,795.6		6,791.2

Total supply of goods and services		25,137.6		25,142.0
Less: Exports of goods and services		6,668.6		6,860.5

Total goods and services available for domestic expenditure	Ps.	18,469.0	Ps.	18,281.5
Allocation of total goods and services:
Private consumption		12,281.9		12,354.8
Public consumption		2,163.8		2,140.1

Total consumption		14,445.7		14,494.9

Total gross fixed investment		3,741.9		3,556.8

Changes in inventory		175.1		164.5

Total domestic expenditures	Ps.	18,362.7	Ps.	18,216.3

Errors and Omissions		106.4		65.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(3)

	Third quarter (annualized)(2)
	2018(1)	2019(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	37.0%	37.0%

Total supply of goods and services	137.0%	137.0%
Less: Exports of goods and services	36.4%	37.4%

Total goods and services available for domestic expenditures	100.7%	99.6%
Allocation of total goods and services:
Private consumption	67.0%	67.3%
Public consumption	11.8%	11.7%

Total consumption	78.8%	79.0%
Total gross fixed investment	20.4%	19.4%
Changes in inventory	1.0%	0.9%

Total domestic expenditures	100.1%	99.3%

Errors and Omissions	0.6%	0.4%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Constant pesos with purchasing power as of December 31, 2013.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2018(3)		2019(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	557.6	Ps.	568.6
Secondary Activities:
Mining		909.3		849.7
Utilities		289.4		294.0
Construction		1,301.9		1,240.7
Manufacturing		2,943.2		2,969.4
Tertiary Activities:
Wholesale and retail trade		3,178.8		3,184.3
Transportation and warehousing		1,196.5		1,210.9
Information		518.3		515.5
Finance and insurance		864.8		875.8
Real estate, rental and leasing		2,040.1		2,063.9
Professional, scientific and technical services		356.0		360.7
Management of companies and enterprises		109.1		106.0
Support for Business		659.4		694.0
Education services		680.4		673.6
Health care and social assistance		392.6		395.4
Arts, entertainment and recreation		80.6		80.1
Accommodation and food services		419.1		420.9
Other services (except public administration)		364.7		371.8
Public administration		728.0		703.8

Gross value added at basic values		17,590.0		17,579.2
Taxes on products, net of subsidies		799.7		805.6

GDP	Ps.	18,389.7	Ps.	18,384.8

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter (annualized)(2)
	2018(3)	2019(3)
GDP (constant 2013 prices)	2.4%	0.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	3.0%	2.0%
Secondary Activities:
Mining	(5.3)%	(6.6)%
Utilities	7.6%	1.6%
Construction	2.6%	(4.7)%
Manufacturing	2.0%	0.9%
Tertiary Activities:
Wholesale and retail trade	3.2%	0.2%
Transportation and warehousing	3.5%	1.2%
Information	4.5%	(0.5)%
Finance and insurance	4.2%	1.3%
Real estate, rental and leasing	1.6%	1.2%
Professional, scientific and technical services	0.9%	1.3%
Management of companies and enterprises	6.3%	(2.8)%
Administrative support, waste management and remediation services	5.0%	5.2%
Education services	0.6%	(1.0)%
Health care and social assistance	3.0%	0.7%
Arts, entertainment and recreation	3.2%	(0.6)%
Accommodation and food services	2.2%	0.4%
Other services (except public administration)	1.8%	2.0%
Public administration	4.8%	(3.3)%

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP did not significantly change during the first nine months of 2019, compared to the same period of 2018. The stagnation in Mexico’s economic activity during the first nine months of 2019 was a result of a loss of dynamism in aggregate demand in a context of marked economic uncertainty caused by both external and internal factors. In particular, consumption steadily declined and gross fixed investment continued to perform unfavorably, reflecting reduced spending on machinery, equipment and new construction. Non-residential fixed investment remained low, although residential fixed investment showed a moderate recovery since the end of 2015 due mainly to housing construction in the informal sector and fixed investment in machinery and equipment exhibited a downward trend related to reduced spending on transportation equipment and declining investments in heavy vehicles.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.7% as of October 31, 2019, a 0.3 percentage point increase from the rate on December 31, 2018. As of September 30, 2019, the economically active population in Mexico fifteen years of age and older consisted of 57.3 million individuals. As of January 3, 2020, the minimum wage was Ps. 185.56 per day for the Northern Border Free Trade Zone and Ps. 123.22 per day for the rest of Mexico, which has been in effect since January 1, 2020. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2018 Form 18-K.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output by sector in billions of constant 2013 pesos and the percentage change in total output against the corresponding period of the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2018(2)			2019(2)
Food	Ps.	675.9	2.0%	Ps.	678.2	0.3%
Beverage and tobacco products		149.4	5.3%		173.3	16.0%
Textile mills		25.0	(2.7)%		25.7	2.8%
Textile product mills		12.6	4.8%		13.2	4.8%
Apparel		56.7	(1.2)%		57.1	0.7%
Leather and allied products		21.5	(6.7)%		22.4	4.1%
Wood products		25.6	(0.3)%		25.8	0.7%
Paper		51.4	(0.1)%		51.9	1.1%
Printing and related support activities		17.6	7.6%		17.6	0.0%
Petroleum and coal products		38.9	(32.6)%		40.0	2.8%
Chemicals		241.7	(5.0)%		237.1	(1.9)%
Plastics and rubber products		78.8	(0.5)%		77.9	(1.1)%
Nonmetallic mineral products		74.4	1.0%		71.5	(3.9)%
Primary metals		188.1	(3.0)%		185.6	(1.4)%
Fabricated metal products		97.4	(5.3)%		94.7	(2.8)%
Machinery		131.2	4.6%		134.3	2.4%
Computers and electronic products		244.3	2.5%		260.4	6.6%
Electrical equipment, appliances and components		89.1	(1.0)%		89.3	0.2%
Transportation equipment		578.5	2.8%		617.5	6.8%
Furniture and related products		30.0	3.6%		29.2	(2.7)%
Miscellaneous		61.9	(0.8)%		66.5	7.4%

Total expansion/contraction	Ps.	2,890.0	0.2%	Ps.	2,969.4	2.7%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On September 11, 2019, the Government announced a capital contribution to Petróleos Mexicanos (PEMEX) in pesos equivalent to U.S.$5.0 billion. PEMEX used the funds to reduce its overall indebtedness and manage the maturity profile of its debt by executing liability management transactions. On September 23, 2019, PEMEX repurchased U.S.$5,005 million aggregate principal amount of its outstanding securities with maturity dates between January 2020 and September 2023. The liability management transactions announced by PEMEX also included a series of exchange offers targeting certain series of PEMEX notes. Pursuant to these exchange offers, on September 27, 2019, PEMEX issued $7,331,606,000 in aggregate principal amount of new securities, and on October 11, 2019, PEMEX issued $16,060,000 in aggregate principal amount of new securities. These exchange offers expired on October 9, 2019.

On December 6, 2019, PEMEX announced that, on the basis of data from an initial exploration, the oil field in Quesqui, Tabasco is expected to be larger than originally estimated. PEMEX revised its estimate of the potential output from the Quesqui oil field from a maximum of 40 million barrels of crude oil to up to 500 million barrels of crude oil. PEMEX estimates that by next year, assuming 11 wells are drilled, the Quesqui oil field will achieve output of 69 thousand barrels per day of crude oil and 300 million cubic feet of natural gas.

Transportation and Communications

On June 14, 2019, a decree for the creation of the Corredor Interoceánico del Istmo de Tehuantepec (Interoceanic Corridor of the Isthmus of Tehuantepec), a decentralized public entity responsible for the Isthmus of Tehuantepec region, was published in the Official Gazette. The entity serves to construct and promote the infrastructure necessary to modernize and strengthen the region’s economic base and productive capacity, as well as support its cultural growth.

The construction of the Santa Lucia General Felipe Ángeles airport began on October 17, 2019. It is expected to be completed by October 17, 2021.

On November 15, 2019, President López Obrador announced the initiation of the consultation process with indigenous communities inhabiting the areas through which the Mayan Train route is expected to run. On December 16, 2019, the indigenous communities of the Yucatan Peninsula voted to approve the Mayan Train development project.

On December 12, 2019, the Secretaría de Comunicaciones y Transportes (Ministry of Communication and Transportation) resumed construction of the Tren Interurbano (Interurban Train), which will travel the 58 kilometers from Mexico City to Toluca, the capital of the state of Mexico.

FINANCIAL SYSTEM

On September 30, 2019, Banco de México announced the launch of CoDi, a digital platform that facilitates payment and collection transactions for users through electronic transfers on mobile devices. The purpose of CoDi is to increase banking usage and encourage widespread participation in financial transactions. The platform operates under a payment request scheme on a mobile application and will permit payment settlements in real time without transaction fees, promote more efficient transactions and reduce the use of cash.

On August 22, 2019, the Government published an Agreement of the Governing Board of the Comisión Nacional del Sistema de Ahorro para el Retiro (National Commission for the Pension System, or CONSAR) in the Official Gazette. The purpose of the Agreement is to increase worker pensions and help workers maximize their retirement savings by gradually reducing commissions to internationally competitive levels, with reference to international standards through benchmarking activities.

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2018 Form 18-K. The methodology for the calculation of the money supply aggregates changed as of January 31, 2018. The new money supply aggregates reflect the Monetary and Financial Statistics Manual and Compilation Guide published by the IMF in 2016. Historical data has been restated from December 31, 2000 to the present according to the new methodology.

Table No. 7 – Money Supply

	At September 30,
	2018(1)		2019(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,366,831	Ps.	1,402,193
Checking deposits
In domestic currency		1,598,558		1,570,235
In foreign currency		477,981		484,616
Interest-bearing peso deposits		694,479		849,766
Savings and loan deposits		21,279		24,359

Total M1	Ps.	4,159,127	Ps.	4,331,169

M4	Ps.	12,052,456	Ps.	12,891,016

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first nine months of 2019 was 3.0%, which was equal to Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 1.8 percentage points lower than the 4.8% consumer inflation for 2018 and 3.8 percentage points lower than the 6.8% consumer inflation for 2017. This trend reflects a significant decline in annual non-core inflation rates, attributable to lower rates of annual variation in energy prices and moderate annual variation rates of agricultural products. In contrast, annual core inflation remained at around 3.8%, 0.1 percentage points higher than the 3.7% core inflation for 2018.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2018 Form 18-K.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(5)	National Producer Price Index(1)(2)(3)(4)
2017	6.8	4.7
2018	4.8	6.4
2019:
January	4.4	5.0
February	3.9	4.5
March	4.0	4.2
April	4.4	4.6
May	4.3	3.2
June	4.0	2.5
July	3.8	3.4
August	3.2	2.9
September	3.0	2.8
October	3.0	2.2
November	3.0	0.9

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2019.
(4)	National Producer Price Index takes December 2003 as a base date.
(5)	National Consumer Price Index takes the second half of December 2010 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January	7.9	8.2	5.6	8.6	8.6
February	7.9	8.1	5.7	8.6	8.6
March	8.0	8.1	5.7	8.5	8.5
April	7.8	8.1	5.8	8.5	8.5
May	8.0	8.2	5.8	8.5	8.5
June	8.3	8.3	5.8	8.5	8.5
July	8.1	8.2	6.5	8.5	8.5
August	8.0	8.0	6.6	8.4	8.3
September	7.7	7.7	6.5	8.2	8.1
October	7.7	7.6	6.3	8.0	7.9
November	7.5	7.5	6.1	7.9	7.7
December	7.1	7.3	6.0	7.7	7.6

Source: Banco de México.

During the first nine months of 2019, interest rates on 28-day Cetes averaged 8.0%, as compared to 7.5% during the same period of 2018. Interest rates on 91-day Cetes averaged 8.1%, as compared to 7.7% during the same period of 2018.

On January 3, 2020, the 28-day Cetes rate was 7.2% and the 91-day Cetes rate was 7.2%.

On November 14, 2019 and December 19, 2019, Banco de México held monetary policy meetings and reduced the overnight interbank funding rate at each meeting by 25 basis points, bringing the rate to 7.25%. These decisions took into account the permanence of the general inflation below Banco de México’s target due to low annual variation of the headline components while core inflation has shown persistence with slight reductions.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2017	19.6629	18.9197
2018	19.6512	19.2421
2019:
January	19.0388	19.1651
February	19.2607	19.2049
March	19.3779	19.2477
April	19.0099	18.9864
May	19.6426	19.1197
June	19.2087	19.2745
July	18.9929	19.0534
August	20.0696	19.6850
September	19.7345	19.5865
October	19.1948	19.3242
November	19.5352	19.3325
December	18.8642	19.1071

Source: Banco de México.

The peso depreciated against the dollar in the third quarter of 2019, primarily as a result of the commercial tensions between the United States and China. Subsequently, from the beginning of September to mid-November of 2019, the peso’s depreciation against the dollar partially reversed, driven by, among other factors, (i) an improvement in the outlook for the commercial relationship between the United States and China and (ii) relative depreciation of the dollar against other currencies.

On January 3, 2020, the peso/dollar exchange rate closed at Ps. 18.8673 = U.S.$1.00, a 4.0% appreciation in dollar terms as compared to the rate on December 31, 2018. The peso/U.S. dollar exchange rate published by Banco de México on January 3, 2020 (which took effect on the second business day thereafter) was Ps. 18.9250 = U.S.$1.00.

Securities Markets

On January 3, 2020, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 44,625 points, representing a 7.2% increase from the level at December 31, 2018.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First nine months
	2018(1)		2019(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	23,449	U.S.$	20,022
Crude oil		20,333		17,493
Other		3,116		2,529
Non-oil products		309,718		324,204
Agricultural		12,296		13,484
Mining		4,842		4,558
Manufactured goods(2)		292,579		306,163

Total merchandise exports		333,167		344,226

Merchandise imports (f.o.b.)
Consumer goods		46,345		44,659
Intermediate goods(2)		263,158		266,037
Capital goods		33,886		30,843

Total merchandise imports		343,390		341,539

Trade balance	U.S.$	(10,223)	U.S.$	2,687

Average price of Mexican oil mix(3)	U.S.$	61.85	U.S.$	57.28

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On December 10, 2019, representatives of Mexico, the United States and Canada signed the Protocolo Modificatorio del Tratado entre México, Estados Unidos y Canadá (Protocol Modifying the Treaty between Mexico, the United States and Canada, or T-MEC). The Modifying Protocol includes changes to provisions in the USMCA related to labor, the environment and dispute resolution. The USMCA as modified by the Modifying Protocol has now been ratified by Mexico. The North American Free Trade Agreement (NAFTA) remains in effect pending ratification of the USMCA by Canada and the United States.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	Third quarter
	2018(1)		2019(1)
	(in millions of dollars)
Current account(2)	U.S.	$(19,427)	U.S.$	(2,187)
Credits		389,512		406,210
Merchandise exports (f.o.b.)		333,167		344,226
Non-factor services		21,357		23,449
Transport		1,594		1,667
Tourism		16,673		18,562
Insurance and pensions		2,480		2,586
Financial Services		369		235
Others		243		400
Primary Income		9,791		11,104
Secondary Income		24,704		26,942
Debits		408,939		408,396
Merchandise imports (f.o.b.)		343,390		341,539
Non-factor services		28,340		27,576
Transport		11,509		11,017
Tourism		8,171		7,252
Insurance and pensions		3,831		4,932
Financial Services		1,869		1,463
Others		2,960		2,913
Primary Income		36,001		38,076
Secondary Income		805		804
Capital account		(52)		(45)
Credit		199		257
Debit		251		303
Financial account		(22,956)		(9,285)
Direct investment		(19,892)		(17,517)
Portfolio investment		(7,237)		(7,315)
Financial derivatives		1,552		77
Other investment		404		12,596
Reserve assets		2,217		2,873
International Reserves		1,590		6,531
Valuation Adjustment		(627)		3,658
Errors and omissions		(3,476)		(7,053)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

During the third quarter of 2019, Mexico’s current account registered a surplus of 0.7% of GDP, or U.S.$2,013.3 million. This surplus was mainly due to a combination of a deficit in the balance of goods and services and a surplus in the balance of secondary income.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	U.S.$	176,542	U.S.$	178,057
2017		172,802		175,479
2018		174,609		176,096
2019(4)
January		175,156		179,970
February		175,694		180,589
March		176,649		182,099
April		176,661		184,255
May		177,856		185,449
June		178,868		186,239
July		178,921		186,938
August		180,337		189,384
September		180,213		182,904
October		180,433		183,341
November		180,557		184,798
December		180,750		184,212

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The 2020 Revenue Law was approved by the Chamber of Deputies on October 18, 2019, and by the Senate on October 25, 2019 and was published in the Official Gazette on November 25, 2019. The 2019 Expenditure Budget was approved by the Chamber of Deputies on November 21, 2019 and was published in the Official Gazette on December 11, 2019.

2019 Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Budgetary Expenditures; 2019 Expenditure Budget

(In Billions of Pesos)

	Actual
	2017(1)		2018(1)		First nine months of 2019(1)		2019 Budget(2)
Health	Ps.	130.6	Ps.	122.2	Ps.	91.1	Ps.	124.3
Education		297.9		310.4		212.4		308.0
Housing and community development		18.3		21.3		15.6		18.8
Government debt servicing		409.9		467.1		348.2		543.0
CFE and PEMEX debt servicing		123.2		147.9		116.7		154.8
PEMEX		101.1		122.1		97.2		125.1
CFE		22.1		25.9		19.5		29.6
Other		0.0		0.0		0.0		0.0

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for 2014 through 2018 and the first nine months of 2019. It also sets forth certain assumptions and targets from Mexico’s 2019 Budget.

Table No. 15 – Budgetary Results; 2019 Budget Assumptions and Targets

	Actual
	2014 (1)	2015 (1)	2016(1)	2017(1)	2018(1)	First nine months of 2019 (1)	2019 Budget(2)
Real GDP growth (%)	2.8%	3.3%	2.9%	2.1%	2.1%	0.0%	1.5-2.5%
Increase in the national consumer price index (%)	4.1%	2.1%	3.4%	6.8%	4.8%	3.0%	3.4%
Average export price of Mexican oil mix (U.S.$/barrel)	$85.48	$43.12	$35.65	$46.79	$61.34	$57.28	$55.00 (3)
Average exchange rate (Ps./$1.00)	13.3	15.9	18.7	18.9	19.2	19.3	20.0
Average rate on 28-day Cetes (%)	3.0%	3.0%	4.2%	6.7%	7.6%	8.0%	8.3%
Public sector balance as % of GDP(4)	(3.1)%	(3.4)%	(2.5)%	(1.1)%	(2.1%)	(0.7)%	0.0%
Primary balance as % of GDP(4)	(1.1)%	(1.2)%	(0.1)%	1.4%	0.6%	1.2%	1.0%
Current account deficit as % of GDP	(1.9)%	(2.6)%	(2.3)%	(1.8)%	(1.8%)	(0.2)%	(2.2)%

(1)	Preliminary figures.
(2)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2019 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2019 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2018 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues

The following table presents the composition of public sector budgetary revenues for the first nine months of 2018 and 2019 in billions of pesos.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2018(2)	First nine months of 2019(2)	2019 Budget(3)
Budgetary revenues	3,791.5	3,976.5	5,298.2
Federal Government	2,908.8	2,978.5	3,952.4
Taxes	2,299.3	2,445.5	3,311.4
Income tax	1,256.8	1,298.1	1,751.8
Value-added tax	702.8	710.8	995.2
Excise taxes	250.3	344.7	437.9
Import duties	46.5	49.1	70.3
Tax on the exploration and exploitation of hydrocarbons	4.0	4.4	4.5
Export duties	0.0	0.0	—
Luxury goods and services	0.0	0.0	0.0
Other	38.9	38.4	51.7
Non-tax revenue	609.5	533.0	641.0
Fees and tolls	53.4	66.9	46.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	405.4	329.5	520.7
Fines and surcharges	142.9	128.1	67.2
Other	7.8	8.6	6.8
Public enterprises and agencies	882.7	998.0	1,345.8
PEMEX	308.5	378.1	524.3
Others	574.2	619.9	821.5

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

2019 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2019. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2019 economic results.

Source: Ministry of Finance and Public Credit.

Taxation and Tax Revenues

On December 9, 2019, a fiscal reform decree was published in the Official Gazette, amending and supplementing certain Mexican tax laws.

The fiscal reform decree amended the Ley del Impuesto Sobre la Renta (Income Tax Law) to, among other things: (1) limit the deduction of certain interest expenses; (2) tax income obtained from e-commerce activities; (3) expand the definition of taxable permanent residency for foreigners with activities in Mexico; (4) limit the deduction of payments to non-Mexican resident related parties of Mexican residents if such payments are subject to a preferential tax regime; (5) subject foreign flow-through entities to taxation; (6) apply tax incentives for construction or acquisition of real estate for leasing only to publicly traded FIBRAS (Mexican real estate trusts); and (7) grant an additional 25% deduction in income taxes to employers who hire people with disabilities.

The fiscal reform decree amended the Ley del Impuesto al Valor Agregado (Value-Added Tax Law) to, among other things: (1) impose the Impuesto al Valor Agregado (value-added tax, or VAT) on all digital services provided within Mexico by foreign residents without permanent establishment in Mexico; (2) exempt from the VAT sales, services and leases by nonprofit institutions; (3) impose the VAT on providers of private-use vehicles through digital transportation service platforms; and (4) limit the applicable VAT for outsourcing services activities to 6%.

The fiscal reform decree amended the Ley del Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services Law) to, among other things, update the IEPS rates for manufactured tobacco and flavored beverages.

The fiscal reform decree amended the Federal Fiscal Code to, among other things: (1) permit tax authorities to reclassify as taxable certain activities resulting in tax benefits during audits on transactions without business rationale; (2) establish certain procedures to improve communications between taxpayers and the tax authorities; (3) impose reporting obligations on tax advisors or taxpayers; and (4) impose joint tax liability on the partners or shareholders of a company in certain limited circumstances as an effort to prevent the sale of invoices for tax benefit purposes.

On December 9, 2019, certain amendments were made to the Ley de Ingresos Sobre Hidrocarburos (Hydrocarbons Revenue Law) to introduce an incremental reduction of the Derecho por la Utilidad Compartida (Profit-Sharing Duty) to 58% beginning on January 1, 2020, prior to its reduction to 54% by the end of 2021.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)

	At September 30,
	2018	2019
Historical Balance of Public Sector Borrowing Requirements(2)	43.7%	44.4%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2018 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At September 30,
	2018	2019
	(in billions of pesos)
Gross Debt	Ps. 6,936.2	Ps. 7,404.3
By Term
Long-term	6,359.7	6,851.5
Short-term	576.6	552.8
By User
Federal Government	6,363.4	6,794.1
State Productive Enterprise (PEMEX and CFE)	399.1	368.2
Development Banks	173.7	242.0
Financial Assets	316.5	357.6
Total Net Debt	Ps. 6,619.7	Ps. 7,046.7
Gross Internal Debt/GDP	29.9%	30.7%
Net Internal Debt/GDP(1)	28.5%	29.3%

(1)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of January 3, 2020, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated:

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At September 30,
	2018(2)		2019(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 5,776.8	90.8%	Ps. 6,242.4	91.9%
Cetes	763.3	12.0%	677.2	10.0%
Floating Rate Bonds	540.4	8.5%	628.7	9.3%
Inflation-Linked Bonds	1,580.0	24.8%	1,648.0	24.3%
Fixed Rate Bonds	2,885.3	45.3%	3,280.6	48.3%
STRIPS of Udibonos	7.8	0.1%	7.9	0.1%
Other(3)	586.6	9.2%	551.7	8.1%

Total Gross Debt	Ps. 6,363.4	100.0%	Ps. 6,794.1	100.0%

Net Debt
Financial Assets(4)	380.9		424.6

Total Net Debt	Ps. 5,982.5		Ps. 6,369.5

Gross Internal Debt/GDP	27.4%		28.2%
Net Internal Debt/GDP	25.8%		26.4%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 139.6 billion at September 30, 2018 and Ps. 132.6 billion at September 30, 2019 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of September 30, 2019, outstanding gross external public sector debt totaled U.S.$204.7 billion, an approximate U.S.$2.3 billion increase from the U.S.$202.4 billion outstanding on December 31, 2018. Of this amount, U.S.$202.0 billion represented long-term debt and U.S.$2.6 billion represented short-term debt. Net external indebtedness also increased by U.S.$1.8 billion during the first nine months of 2019.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated:

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	September 30, 2018(3)		September 30, 2019(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	96,000.2	U.S.$	101,691.2
Long-Term Debt of Budget Controlled Agencies		93,473.5		92,223.8
Other Long-Term Public Debt(2)		7,933.6		8,117.9

Total Long-Term Debt	U.S.$	197,407.3	U.S.$	202,032.9

Total Short-Term Debt		4,404.1		2,647.6

Total Long- and Short-Term Debt	U.S.$	201,811.4	U.S.$	204,680.5

Table No. 21 – Summary of External Public Sector Debt by Currency

	September 30, 2018(3)			September 30, 2019(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	151,665.2	75.2%	U.S.$	149,060.0	72.8%
Japanese Yen		7,792.6	3.9		11,179.0	5.5
Swiss Francs		1,473.7	0.7		1,122.0	0.5
Pounds Sterling		2,968.0	1.5		2,806.0	1.4
Euros		35,404.1	17.5		38,147.0	18.6
Others		2,507.8	1.2		2,367.0	1.2

Total	U.S.$	201,811.4	100.0%	U.S.$	204,681.0	100.0%

Table No. 22 – Net External Debt of the Public Sector

	September 30, 2018(3)		September 30, 2019(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	198,275.9	U.S.$	203,148.6
Gross External Debt/GDP		16.2%		16.4%
Net External Debt/GDP		16.0%		16.3%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated:

Table No. 23 – Gross External Debt of the Government by Currency

	September 30, 2018			September 30, 2019
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	70,857.3	73.8%	U.S.$	68,490.0	67.4%
Japanese Yen		5,693.6	5.9		8,987.0	8.8
Swiss Francs		—	—		—	—
Pounds Sterling		1,925.0	2.0		1,820.0	1.8
Euros		17,506.8	18.2		22,378.0	22.0
Others		17.5	0.0		16.0	0.0

Total	U.S.$	96,000.2	100.0%	U.S.$	101,691.0	100.0%

Table No. 24 – Net External Debt of the Government

	September 30, 2018		September 30, 2019
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	93,566.8	U.S.$	101,035.9
Gross External Debt/GDP		22.2%		22.7%
Net External Debt/GDP		22.8%		23.8%

Table No. 25 – Net Debt of the Government

	September 30, 2018	September 30, 2019
Internal Debt	77.2%	76.2%
External Debt(1)	22.8%	23.8%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2019) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

Since 2009, Mexico has participated in the IMF’s contingent credit line program, the Flexible Credit Line (FCL), which allows countries with strong policy frameworks and economic track records to seek assistance and borrow from the IMF when faced with potential or actual balance of payments pressures. Since 2017, the amount of FCL access has, upon Mexico’s requests, gradually been reduced due to improved outlook with respect to some of the risks facing Mexico. The Comisión de Cambios (Foreign Exchange Commission) announced on November 22, 2019 that the IMF reaffirmed Mexico’s continued eligibility to access FCL resources in the amount of U.S.$61 billion, a reduction from the approximately U.S.$74 billion FCL access granted in 2018 and from the approximately U.S.$86 billion FCL access granted in 2017.

External Securities Offerings and Liability Management Transactions During 2019

Mexico offers additional debt securities from time to time and, in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions, including tender offers, open market purchases and early redemptions.

For the past twenty years, Mexico has conducted periodic ordinary course liability management transactions for the reduction of its total outstanding debt.

On January 22, 2019, Mexico issued U.S.$2,000,000,000 of its 4.500% Global Notes due 2029.

On April 8, 2019, Mexico issued €1,500,000,000 of its 1.625% Global Notes due 2026 and €1,000,000,000 of its 2.875% Global Notes due 2039.

On July 31, 2019, Mexico issued U.S.$1,455,664,000 of its 4.500% Global Notes due 2029 and U.S.$2,103,527,000 of its 4.500% Global Notes due 2050. Concurrently, the Government conducted a tender offer pursuant to which Mexico offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated July 23, 2019, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
8.125% Global Bonds due 2019	$1,673,000.00	$1,341,998,000.00
3.500% Global Bonds due 2021	$99,660,000.00	$832,924,000.00
3.625% Global Bonds due 2022	$311,890,000.00	$1,903,536,000.00
8.000% Global Bonds due 2022	$350,000.00	$610,843,000.00
4.000% Global Bonds due 2023	$167,198,000.00	$3,117,678,000.00
3.600% Global Bonds due 2025	$299,874,000.00	$2,153,690,000.00
4.125% Global Bonds due 2026	$499,662,000.00	$2,230,059,000.00
11.500% Global Bonds due 2026	$500,000.00	$320,445,000.00
8.300% Global Bonds due 2031	$1,150,000.00	$1,156,895,000.00
7.500% Global Bonds due 2033	$17,465,000.00	$769,896,000.00
6.750% Global Bonds due 2034	$0.00	$1,806,712,000.00
6.050% Global Bonds due 2040	$247,920,000.00	$3,069,439,000.00
4.750% Global Bonds due 2044	$392,258,000.00	$4,071,066,000.00
5.550% Global Bonds due 2045	$203,869,000.00	$2,796,131,000.00
4.600% Global Bonds due 2046	$143,242,000.00	$2,856,758,000.00
4.350% Global Bonds due 2047	$169,169,000.00	$1,830,831,000.00

Following the tender offer, Mexico used a portion of the proceeds from the offering of its 2029 Notes and 2050 Notes to redeem in full U.S.$932,584,000 of its outstanding 3.500% Global Notes due 2021.

TAXATION

United States Federal Taxation

The fourth paragraph under “Taxation—United States Federal Taxation”, the last sentence of the seventh paragraph under “Taxation—United States Federal Taxation—Original Issue Discount” and the last paragraph under “Taxation—United States Federal Taxation—Market Discount” in the accompanying prospectus are deleted.

The following discussion supplements the disclosure provided under the heading “Taxation—United States Federal Taxation” in the accompanying prospectus.

U.S. holders that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described in the accompanying prospectus. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, recently released proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

2039 Notes

Mexico expects that the 2039 notes will be treated as issued in a “qualified reopening” of the outstanding €1,000,000,000 2.875% Global Notes due 2039 (ISIN XS1974394758, Common Code 197439475) previously issued by Mexico (the “original 2039 notes”) for U.S. federal income tax purposes. Debt instruments issued in a qualified reopening for U.S. federal income tax purposes are deemed to be part of the same issue as the original debt instruments. Under such treatment, the 2039 notes would have the same issue date, the same issue price and the same adjusted issue price as the original 2039 notes for U.S. federal income tax purposes. A U.S. holder acquiring the 2039 notes pursuant to this offering generally will be treated as acquiring the notes with premium, as described in the accompanying prospectus under “Taxation—United States Federal Taxation—Premium.” However, because the 2039 notes may be redeemable by Mexico prior to maturity at a premium, special rules may apply that could reduce, eliminate or defer the amount of premium that you may amortize with respect to the 2039 notes. Please consult your tax adviser about the effect of Mexico’s optional redemption right on your ownership of the 2039 notes.

The portion of the first interest payment on the 2039 notes that represents a return of accrued interest that a U.S. holder paid as part of the purchase price for the 2039 notes will not be treated as an interest payment, and thus will not be includible in income, for U.S. federal income tax purposes.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of January             , 2020, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2030 Notes	Principal Amount of the 2039 Notes
Barclays Bank PLC	€	€
BNP Paribas	€	€
Deutsche Bank AG, London Branch	€	€
Merrill Lynch International	€	€

Total	€	€

Barclays Bank PLC, BNP Paribas, Deutsche Bank AG, London Branch and Merrill Lynch International are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the respective public offering prices set forth for the 2030 notes and the 2039 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering prices and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

Certain of the joint lead underwriters are not registered with the U.S. Securities and Exchange Commission as a U.S. registered broker-dealer. To the extent that any such joint lead underwriter intends to effect sales in the United States or to U.S. persons, they will do so only through one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. laws and regulations.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated November 19, 2018 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of an underwriter may be a holder of certain of the 2021 notes and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

It is expected that delivery of the notes will be made against payment therefor on the fourth day following the date hereof (such settlement cycle being referred to herein as “T+4”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+4 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next succeeding business day should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately €            , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €            .

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

The terms related to the offer or sales of notes in Belgium, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Luxembourg, Mexico, the Netherlands, Singapore, Spain, Switzerland and the United Kingdom that appear under “Plan of Distribution” in the prospectus are amended and restated as follows:

Belgium

In Belgium, this offer is not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article 2, e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC. (Règlement (UE) 2017/1129 du 14 juin 2017 du Parlement européen et du Conseil concernant le prospectus à publier en cas d’offre au public de valeurs mobilières ou en vue de l’admission de valeurs mobilières à la négociation sur un marché réglementé, et abrogeant la directive 2003/71/CE/Verordening (EU) 2017/1129 van het Europees Parlement en de Raad van 14 juni 2017 betreffende het prospectus dat moet worden gepubliceerd wanneer effecten aan het publiek worden aangeboden of tot de handel op een gereglementeerde markt worden toegelaten en tot intrekking van Richtlijn 2003/71/EG) (“The Regulation”), as amended or replaced from time to time, and that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Qualified Belgian Investors). As a result, and further to Article 1, 4, a of The Regulation this offer does not constitute a public offer pursuant to Article 3, 1 of The Regulation, as amended or replaced from time to time. Consequently, the offer has not been and will not be notified to, and the offer memorandum and any other offering material relating to the offer has not been, and will not be, submitted to nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering of securities. The offer as well as any other materials relating to the offer may not be advertised, and this memorandum or any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than Qualified Belgian Investors, acting on their own account, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Financial Market Commission of Chile (Comisión para el Mercado Financiero, or “CMF”) (“Rule 336”), the notes may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and rule 410 dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: (January 13, 2020). The offer of the notes is subject to Rule 336;

2.

The subject matter of this offer are securities not registered in the securities registry (Registro de Valores) of the CMF, nor in the foreign securities registry (Registro de Valores Extranjeros) of the CMF; hence, the notes are not subject to the oversight of the CMF;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered in the relevant securities registry of the CMF.

Información a los Inversionistas Chilenos

De conformidad con la Ley N° 18.045, de Mercado de Valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Comisión para el Mercado Financiero de Chile (la “CMF”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la Norma de Carácter General N° 216, de 12 de junio de 2008 y en la Norma de Carácter General Nº 410, de 27 de julio de 2016, ambas de la CMF.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.	La oferta de los bonos comienza el 13 de enero de 2020, y se encuentra acogida a la NCG 336;

2.	La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la CMF, por lo que tales valores no están sujetos a la fiscalización de la CMF;

3.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre estos valores; y

4.	Los bonos no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro de Valores correspondiente de la CMF.

Colombia

The notes may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. This document does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

Prohibition of Sales to European Economic Area Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any global bonds which are the subject of the offering contemplated by this prospectus supplement in relation thereto to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the global notes.

France

The notes may not be offered or sold or caused to be offered or sold, directly or indirectly, to the public in France and neither this prospectus supplement and the related prospectus, which have not been submitted to the clearance procedure of the French Autorité des Marchés Financiers (“AMF”), nor to a competent authority of another Member State of the European Economic Area that would have notified its approval to the AMF in accordance with the passport procedure provided under Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”) EU Prospectus Directive 2003/71/EC as implemented in France and in the relevant Member State, nor any other offering material or information contained therein relating to the notes may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the notes to the public in France.

Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or to (ii) investment services providers authorized to engage in portfolio management services on behalf of third parties and/or to (iii) fewer than 150 natural or legal persons (other than qualified investors) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in, and in accordance with, Articles L.411-2, II, D.411-1, and D.411-4, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the notes purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

Germany

This prospectus does not constitute a prospectus compliant with the Regulation (EU) 2017/1129 of the European Parliament and the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “Prospectus Regulation”) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”). No action has been or will be taken in Germany that would permit a public offering of the notes, or distribution of a prospectus or any other offering material relating to the notes. In particular, no prospectus (Prospekt) within the meaning of the Prospectus Regulation and the German Securities Trading Act (Wertpapierprospektgesetz) or any other applicable laws in Germany has been or will be published in Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication in Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The notes have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO.

No advertisement, invitation or document relating to the notes has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Italy

The offering of the notes has not been registered pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus, the prospectus supplement nor any other document relating to any bonds be distributed in the Republic of Italy, except, in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the notes is being carried out in the Republic of Italy as an exempted offer pursuant to Article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

The notes will not be offered, sold or delivered nor any copies of the prospectus, the prospectus supplement and/or any other document relating to the notes will be distributed in the Republic of Italy except in circumstances which are exempted from the rules on public offerings, as provided under Regulation (EU) 2017/1129, the Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Financial Act”) and the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11971 of 14 May 1999 (the “Issuer Regulation”).

Any offer, sale or delivery of the notes or distribution of copies of the prospectus, the prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a)

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, Regulation No. 20307, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”) (in each case, as amended) and any other applicable laws or regulation;

(b)	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy or other competent authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the bonds or the relevant offering.

Luxembourg

The notes may not be offered to the public in Luxembourg, except in the following circumstances:

a.

in the period beginning on the date of publication of a prospectus in relation to those notes which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to ESMA and the CSSF, all in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council on prospectuses to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”) and ending on the date which is 12 months after the date of such publication (hereafter a “Public offer”);

b.

at any time to qualified investors, which, pursuant to the Prospectus Regulation, means persons or entities that are listed in points (1) to (4) of Section I of Annex II to Directive 2014/65/EU, and persons or entities who are, on request, treated as professional clients in accordance with Section II of that Annex, or recognised as eligible counterparties in accordance with Article 30 of Directive 2014/65/EU unless they have entered into an agreement to be treated as non-professional clients in accordance with the fourth paragraph of Section I of that Annex. For the purposes of applying the first sentence of this point, investment firms and credit institutions shall, upon request from the issuer, communicate the classification of their clients to the issuer subject to compliance with the relevant laws on data protection;

c.	an offer of securities addressed to fewer than 150 natural or legal persons per Member State, other than qualified investors; and/or

d.	at any time in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 1 (4) of the Prospectus Regulation.

The applicability of the selling restrictions provided by Luxembourg law will depend on whether the invitation is to be treated as a public offer or whether it can be made under one of the exemptions of Article 1 (4) of the Prospectus Regulation (a “private placement”).

For the purposes of this provision, the expression an offer of notes to the public in relation to any notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as defined in the Prospectus Regulation or any variation thereof or amendment thereto.

Mexico

The notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”), and may not be offered or sold publicly in Mexico, except that the notes may be offered to institutional or qualified investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores). The information contained in this prospectus is exclusively the responsibility of the Issuer and has not been reviewed or authorized by the CNBV. The acquisition of the notes by an investor who is a resident of Mexico will be made under such investor’s own responsibility.

The Netherlands

In addition and without prejudice to the EEA selling restrictions above, zero coupon debt securities in bearer form on which interest does not become due and payable during their term but only at maturity and other debt securities in bearer form that qualify as savings certificates (spaarbewijzen) within the meaning of the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may be transferred or accepted only through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. and with due observance of the Dutch Savings Certificates Act and its implementing regulations (including the registration requirements), provided that no such mediation is required in respect of (i) the initial issue of such debt securities to the first holders thereof, (ii) any transfer and delivery by natural persons who do not act in the conduct of a profession or trade and (iii) the issue and trading of such debt securities, if such debt securities are physically issued outside the Netherlands and not distributed in the Netherlands in the course of primary trading or immediately thereafter; in addition (i) certain identification requirements in relation to the issue and transfer of, and payment on, such debt securities have to be complied with, (ii) any reference in publications concerning such debt securities to the words “to bearer” is prohibited, (iii) so long as such debt securities are not listed at the regulated market operated by Euronext Amsterdam N.V., each transaction involving a transfer of such debt securities must be recorded in a transaction note, containing, at least, the name and address of the counterparty to the transaction, the nature of the transaction and a description of the amount, registration number(s) and type of the debt securities concerned and (iv) the requirement described under (iii) must be printed on such debt securities.

Singapore

This prospectus supplement and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the global bonds are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the global bonds shall not be sold within the period of six months from the date of the initial acquisition of the global bonds, except to any of the following persons:

(i)	an institutional investor (as defined in Section 4A of the SFA);

(ii)	a relevant person (as defined in Section 275(2) of the SFA); or

(iii)	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

1.

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	pursuant to Section 276(7) of the SFA; or

5.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018 of Singapore.

Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore, and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Spain

The notes may not be offered, sold or distributed, nor may any subsequent resale of the notes be carried out in Spain, except in circumstances which do not require the registration of a prospectus in Spain or without complying with all legal and regulatory requirements under the Securities Markets Act approved by Royal Legislative Decree 4/2015, dated October 23, 2015 (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), and supplemental rules enacted thereunder.

Switzerland

The offer of the notes is made in Switzerland on the basis of a private placement, not as a public offering. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the debt securities constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the offer of the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The global bonds will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the global bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has, severally and not jointly, represented, warranted and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the global bonds in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the global bonds in, from or otherwise involving the United Kingdom.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT,

AUTHENTICATING AGENT, PRINCIPAL PAYING AGENT

AND EXCHANGE RATE AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 24th Floor

New York, New York 10005

LUXEMBOURG PAYING AGENT, TRANSFER AGENT AND LISTING AGENT Banque Internationale à Luxembourg S.A. 69 route d’Esch L - 2953 Luxembourg Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Deputy Federal Fiscal Attorney for Financial Affairs Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24, Piso 10 Molino del Rey, Ciudad de México 11040